Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 8, 2017

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 8, 2017. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at six (6).	47,653,725	1,028,464	Carried
		(97.9%)	(2.1%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	20,771,701	537,622	Carried
		(97.5%)	(2.5%)
	Elaine Sanders	20,769,794	539,529	Carried
		(97.5%)	(2.5%)
	Michael D. Winn	19,665,830	1,643,493	Carried
		(92.3%)	(7.7%)
	Terry Krepiakevich	20,761,421	547,902	Carried
		(97.4%)	(2.6%)
	Richard N. Zimmer	20,774,193	535,130	Carried
		(97.5%)	(2.5%)
	Rick Van Nieuwenhuyse	19,647,127	1,662,196	Carried
		(92.2%)	(7.8%)

		FOR	WITHHELD
3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	49,465,079	869,775	Carried
		(98.3%)	(1.7%)

Dated at Vancouver, British Columbia, this 8th day of June, 2017.

Alexco Resource Corp.

Per: “Mike Clark”
Mike Clark
Chief Financial Officer